============================================================================


             SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C.  20549
                 __________________________

                      SCHEDULE 14D-9/A
           SOLICITATION/RECOMMENDATION STATEMENT
                PURSUANT TO SECTION 14(D)(4)
           OF THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO. 2)

                 R-B RUBBER PRODUCTS, INC.
                 (NAME OF SUBJECT COMPANY)
                 __________________________

                 R-B RUBBER PRODUCTS, INC.
            (NAME OF PERSON(S) FILING STATEMENT)
                 __________________________

                 Common Stock, no par value
               (Title of Class of Securities)

                        749270-10-4
                        -----------
           (CUSIP Number of Class of Securities)
                 __________________________

                       Ronald L. Bogh
President, Chief Executive Officer and Chairman of the Board
                 R-B Rubber Products, Inc.
                    904 East 10th Avenue
                 McMinnville, Oregon  97128
                       (503) 472-4691

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                      With a copy to:

                    David C. Baca, Esq.
              Michael McArthur-Phillips, Esq.
                  Marcus J. Williams, Esq.
                 Davis Wright Tremaine LLP
                   2300 Wells Fargo Tower
                   1300 S.W. Fifth Avenue
                  Portland, Oregon  97201
                       (503) 241-2300

        This Amendment No. 2 amends and supplements the information set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the
"Schedule 14D-9") filed by R-B Rubber Products, Inc. (the "Company") concerning the offer by Dash Multi-Corp, Inc. ("Purchaser") on April 14, 1999, to purchase up to 1,567,417 shares of Common Stock, no par value
(the "Common Stock"), of R-B Rubber Products, Inc. (the "Company").
Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

        (b) On May 12, 1999, Purchaser issued a press release which announced the extension of the Offer to 5:00 p.m., St. Louis, Missouri time, on May 27, 1999, unless further extended. Purchaser also announced that it had been advised by the Depositary that as of 3:00 p.m., St. Louis, Missouri time, on Wednesday, May 12, 1999, approximately 1,312,926 shares of Common Stock of the Company had been validly tendered and not withdrawn, representing approximately 58.63% of the total issued and outstanding Common Stock of the Company and approximately 83.76% of the 1,567,417 shares of Common Stock which may be purchased by the Purchaser pursuant to the Offer. The foregoing description of the press release is qualified in its entirety by reference to a copy of the press release which is attached hereto as Exhibit (a)(9) and is incorporated by reference herein.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Item 9 is hereby amended and supplemented by adding thereto the following:

(o)       Press Release, dated May 12, 1999

                         SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    R-B RUBBER PRODUCTS, INC.



                                    By:  /s/ Ronald L. Bogh
                                        ------------------------------
                                        Name:  Ronald L. Bogh
                                        Title: Chief Executive Officer

Dated:  May 12, 1999

                       EXHIBIT INDEX

        Exhibit
        Number

(a)(9)  Press Release, dated May 12, 1999

                   DASH MULTI-CORP, INC.




FOR IMMEDIATE RELEASE                         CONTACT:  MARVIN S. WOOL
                                                 DASH MULTI-CORP, INC.
                                  CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                                                        (314/432-3200)



                 DASH MULTI-CORP, INC. EXTENDS ITS
             TENDER OFFER FOR R-B RUBBER PRODUCTS, INC.

ST. LOUIS, MISSOURI (MAY 12, 1999) - Dash Multi-Corp, Inc. announced today that its cash tender offer for up to 1,567,417 shares of common stock of R-B Rubber Products, Inc. (NASDAQ SYMBOL: RBBR) has been extended to 5:00 p.m., St. Louis, Missouri time, on May 27, 1999, unless further extended.

Dash Multi-Corp, Inc. announced that it has been advised by American Securities Transfer & Trust, Inc., the Depositary for the tender offer, that as of 3:00 p.m., St. Louis, Missouri time, on Wednesday, May 12, 1999, approximately 1,312,926 shares of common stock of R-B Rubber had been validly tendered and not withdrawn, representing approximately 83.76% of the 1,567,417 shares of common stock of R-B Rubber which may be purchased pursuant to the tender offer and approximately 58.63% of the total outstanding shares of common stock of R-B Rubber. The shares tendered include 7,140 shares tendered pursuant to Notices of Guaranteed Delivery.

Dash Multi-Corp, Inc. has extended the tender offer to provide an expanded opportunity to the shareholders of R-B Rubber to participate in the tender offer.

Dash Multi-Corp, Inc. is a St. Louis, Missouri-based manufacturer and marketer of plastic vinyls and urethanes, carpet padding and backlog, non-slip textiles and coated fabrics to customers throughout the United States.

RB Rubber Products, Inc. is an integrated tire recycler and manufacturer that transforms scrap tires and rubber into high quality, durable rubber mats, protective surfaces and other rubber products. Applications of the company's products include surfacing for agribusiness, sports and fitness facilities and other commercial and industrial uses. RB Rubber Products, Inc. is the leader in the black rubber mat market. The company was founded in 1985 and went public in 1995.

                               # # #

Statements Dash Multi-Corp, Inc. may publish that are not strictly historical are "forward-looking" statements under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although Dash Multi-Corp, Inc. believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause Dash Multi-Corp, Inc.'s actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from Dash Multi-Corp, Inc.'s expectations include, without limitation, changes in manufacturing and shipment schedules, delays in completing plant construction and acquisitions, new product and technology developments, competition within each business segment, cyclicality of the markets for the products of a major segment, litigation, significant cost variances, the effects of acquisitions and divestitures, and other risks.


                               # # #

                                - 2 -